Credit Suisse Securities (USA) LLC

(A wholly owned subsidiary of Credit Suisse (USA), Inc.)

Statement of Financial Condition
As of the Year Ended December 31, 2023
And Report of Independent Registered Public Accounting Firm

PUBLIC DOCUMENT
Pursuant to Rule 17a-5 (e) (3) under the Securities Exchange Act of 1934
And Regulations 1.10 (g), 145.5 and 145.9
Under the Commodity Exchange Act



Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers of Credit Suisse Securities (USA) LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Credit Suisse Securities (USA) LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 29, 2024

We have served as the Company's auditor since 2020.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, www.pwc.com/us

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2023
(In millions)

ASSETS

Cash and cash equivalents	$	146
Collateralized financings:		
Securities purchased under agreements to resell, of which $14,183 is reported at fair value		14,183
Securities borrowed, of which $2 is reported at fair value		840
Securities received as collateral, at fair value ($1 of which was encumbered)		2
Financial instruments owned, at fair value:		
Debt instruments		44
Equity instruments		36
Derivative contracts		8
Brokerage receivables:		
Customers		45
Brokers, dealers and others		584
Other assets and deferred amounts, of which $9 is reported at fair value		1,525
Total assets	$	17,413

See accompanying notes to statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Statement of Financial Condition
December 31, 2023
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	299
Collateralized financings:		
Securities sold under agreements to repurchase, of which $5,134 is reported at fair value		5,135
Securities loaned, of which $4 is reported at fair value		610
Obligation to return securities received as collateral, at fair value		2
Financial instruments sold not yet purchased, at fair value:		
Debt instruments		125
Derivative contracts		4
Brokerage payables:		
Customers		118
Brokers, dealers and others		1,681
Subordinated and other long-term borrowings		2,500
Other liabilities, of which $5 reported at fair value		1,789
Total liabilities		12,263
Member's equity:		
Member's contributions		10,439
Accumulated loss		(5,142)
Accumulated other comprehensive loss		(147)
Total member's equity		5,150
Total liabilities and member's equity	$	17,413

See accompanying notes to statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1.   Organization and Summary of Significant Accounting Policies

The Company

Credit Suisse Securities (USA) LLC (the Company) is a 99% owned subsidiary of Credit Suisse (USA), Inc. (CS USA) and a 1% owned subsidiary of CS Group Finance (US) LLC. The Company is an indirect wholly owned subsidiary of Credit Suisse Holdings (USA), Inc. (CS Holdings), whose ultimate parent is UBS Group AG (UBS). See Note 2 for more information.

The Company, as a U.S. registered broker-dealer, provided a variety of capital raising, market making, advisory and brokerage services for governments, financial institutions, corporate clients and affiliates. It acted as an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. As a result of the merger with UBS, the Company is in the process of winding down operations and is no longer accepting new client trades, other than on an exceptional basis, as all new activity is consolidated into the UBS platform. See Note 2 for more information.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition or the results of its operations that would have existed if the Company had been operated as an unaffiliated entity.

Significant Accounting Policies

Basis of financial information. The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Use of estimates. Management is required to make estimates and assumptions, including but not limited to, the fair value measurements of certain financial assets and liabilities, the evaluation of variable interest entities, recognition of deferred tax assets, goodwill, pension liabilities, legal and tax uncertainties, as well as various contingencies. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition. While management evaluates its estimates and assumptions on an ongoing basis, actual results could differ materially from management's estimates. Market conditions may increase the risk and complexity of the judgments applied in these estimates.

Foreign currency translation. Transactions denominated in currencies other than the functional currency of the Company are recorded by remeasuring them in the functional currency of the Company using the foreign exchange rate on the date of the transaction. As of the dates of the statement of financial condition, monetary assets and liabilities, such as receivables and payables, are reported using the year-end spot foreign exchange rates. Non-monetary assets and liabilities are recorded using the historic exchange rate.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1. **Organization and Summary of Significant Accounting Policies**

Fair value measurement and option. The fair value measurement guidance establishes a single authoritative definition of fair value and sets out a framework for measuring fair value. The fair value option creates an alternative measurement treatment for certain financial assets and financial liabilities. The fair value option can be elected at initial recognition of the eligible item or at the date when the Company enters into an agreement which gives rise to an eligible item. If not elected at initial recognition, the fair value option can be applied to an item upon certain triggering events that give rise to a new basis of accounting for that item. The application of the fair value option to a financial asset or a financial liability does not change its classification on the statement of financial condition and the election is irrevocable.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks, including demand deposits held at affiliate branches, and certain highly liquid investments with original maturities of 90 days or less, other than those held-for-sale in the ordinary course of business. As of December 31, 2023, there is $27 million restricted cash segregated for regulatory purposes under the Commodity Exchange Act Sections 4d(2) and 4d(F).

Resale and repurchase agreements. Purchases of securities under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) do not constitute economic sales and are therefore treated as collateralized financing transactions, which are carried in the statement of financial condition at the amount of cash disbursed or received, respectively. Resale agreements are recorded as assets while repurchase agreements are recorded as liabilities. The underlying securities sold continue to be recognized in trading assets. The fair value of securities to be repurchased and resold is monitored on a daily basis, and additional collateral is obtained as needed to protect against credit exposure.

Assets and liabilities recorded under these agreements are accounted for on one of two bases, the accrual basis or the fair value basis. Certain repurchase agreements and resale agreements that primarily represent matched-book activities are fair value elected. The remaining repurchase agreements and resale agreements are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. The Company may take possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company may deliver securities sold under repurchase agreements and pledge additional collateral when the market value falls below the contract value. Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities, respectively in the statement of financial condition.

Repurchase and resale agreements may be netted if they are with the same counterparty, have the same maturity date, settle through the same qualifying clearing institution and subject to a right of offset allowed by a legally enforceable master netting agreement or a central counterparty's clearing rules.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Securities lending and borrowing transactions. Securities borrowed and securities loaned that are cash-collateralized are included in the statement of financial condition at amounts equal to the cash advanced or received. If securities received as collateral in a securities lending and borrowing transaction may be sold or repledged, they are recorded as securities received as collateral in the statement of financial condition and a corresponding obligation to return the security is recorded. Securities lending transactions against non-cash collateral in which the Company has the right to resell or repledge the collateral received are recorded at the fair value of the collateral initially received. Certain securities loaned and securities borrowed transactions that represent matched-book activities are carried at fair value. For securities borrowing and lending transactions, the Company deposits or receives cash or securities collateral in an amount generally in excess of the market value of securities borrowed or lent. The Company monitors the fair value of securities borrowed and loaned on a daily basis with additional collateral obtained or pledged as necessary.

Accrued interest income and expense are recorded in the same manner as under the accrual method in other assets and liabilities in the statement of financial condition.

Financial instruments owned. Financial instruments owned include debt securities, marketable equity instruments and derivative instruments, which are carried at fair value and classified as trading based on management's intent. Regular-way security transactions are recorded on a trade date basis.

Derivative contracts. All derivative contracts are carried at fair value. The fair value amounts associated with derivative instruments are reported net by counterparty across products, provided a legally enforceable master netting agreement exists and such provisions are stated in the master netting agreement. The fair value amounts recognized for derivative instruments, as well as the fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral, are reported net. The Company may enter into transactions that have non-regular way settlement terms, which if all requirements are met, are treated as non-regular-way accounting derivatives during the period from trade date to settlement date. See Notes 4 and 8 for more information.

Credit losses on financial instruments measured at amortized cost. The credit loss requirements apply to financial assets measured at amortized cost as well as certain off-balance sheet credit exposures, such as irrevocable loan commitments and similar instruments. The credit loss requirements are based on a forward-looking, lifetime current expected credit loss (CECL) model by incorporating reasonable and supportable forecasts of future economic conditions available at the reporting date. The estimation and application of forward-looking information requires quantitative analysis and significant judgement. The CECL amounts are estimated over the contractual term of the financial assets taking into account the effect of prepayments. This requires considerable judgment over how changes in macroeconomic factors (MEFs) as well as changes in forward-looking borrower-specific characteristics will affect the CECL amounts.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1. **Organization and Summary of Significant Accounting Policies**

The Company measures expected credit losses of financial assets on a collective (pool) basis when similar risk characteristics exist. For financial assets which do not share similar risk characteristics, expected credit losses are evaluated on an individual basis. CECL amounts are probability-weighted estimates of potential credit losses based on historical frequency, current trends and conditions as well as forecasted MEFs, such as interest rates, gross domestic product (GDP) and unemployment rates. An allowance for credit losses is deducted from the amortized cost basis of the financial asset. Provisions for off-balance sheet credit exposures are recognized as a provision in other liabilities in the statement of financial condition. The allowance for credit losses and provisions for off-balance sheet credit exposures were immaterial as of December 31, 2023.

The Company applied the collateral maintenance practical expedient to its collateralized financing arrangements, including securities borrowed and resale agreements, along with its customer margin loans reported in brokerage receivables from customers in the statement of financial condition, which are subject to collateral maintenance provisions where the borrower is required to continually adjust the amount of collateral securing the financial asset as a result of changes in the fair value of the collateral. When the fair value of the collateral is less than the amortized cost basis of the financial assets, the Company evaluates whether an allowance for credit losses is necessary for the unsecured amount of the amortized cost basis, limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets. As of December 31, 2023, the Company did not have any specific provisions related to customer margin loans.

Financial assets measured at amortized cost that are not eligible for the collateral maintenance practical expedient consist of receivables due from customers recorded in the statement of financial condition, receivables due from broker-dealers and clearing organizations, unsettled trades and securities failed to deliver, recorded in receivables from brokers, dealers and others on the statement of financial condition, as well as any unsecured amounts for instruments applying the practical expedient. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient, the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company estimates credit losses on certain off-balance sheet credit exposures over the contractual period of a present obligation to extend credit, unless that obligation is unconditionally cancellable by the Company. Other than the estimation of the probability of funding on such arrangements, the allowance for credit losses is estimated in a manner similar to the methodology used for funded credit exposures and as such, the Company estimates expected credit losses over the life of the instruments as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company continually monitors collections and payments from its clients and maintains an allowance for doubtful accounts. The allowance is based on an estimate the amount of potential credit losses in existing receivables. The Company determines this allowance based on a review of aging schedules and past due balances, and considers the short-term nature of credit exposure, counterparty credit quality, historical experience and current customer and economic conditions.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Identifiable intangible assets. Indefinite-lived intangible assets are reviewed annually for impairment or more frequently if a trigger event is identified.

Impairment on non-financial assets. The Company evaluates premises and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment assessment is performed for an individual asset or, where applicable, a group of assets for which largely separate cash flows can be identified. Recognition of an impairment on such assets establishes a new cost base, which is not adjusted for subsequent recoveries in value.

Income taxes. Between January 1, 2023 and May 21, 2023 (initial stub period), the Company is included in the consolidated federal and certain state and local income tax (SALT) returns filed by CS Holdings. CS Holdings allocates federal income tax and SALT to its subsidiaries on a modified separate company basis, pursuant to a tax sharing arrangement. Tax benefits related to carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal or SALT expense.

As of May 22, 2023 (second stub period), the Company is treated as a partnership for U.S. federal and state income tax purposes. As such, the Company is no longer included in the consolidated federal and state filings but instead files its own partnership tax return. A partnership is generally not subject to federal or state income tax, as each partner is responsible for reporting their allocable share of the partnership's income, gain, losses, deductions, and credits on their individual or corporate federal and state income tax returns. A partnership, however, is subject to New York City Unincorporated Business Tax (UBT). Accordingly, the Company has not accrued federal or state income tax for the second stub period except for UBT in the accompanying financial statements.

The Company uses the asset and liability method in providing for income taxes, which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the statement of financial condition or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The Company follows the guidance regarding the accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. Sustainable income tax positions are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each such sustainable income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1.   Organization and Summary of Significant Accounting Policies

Brokerage receivables and brokerage payables. The Company recognizes receivables and payables from transactions in financial instruments purchased from and sold to customers, banks and broker-dealers. The Company is exposed to risk of loss resulting from the inability of counterparties to pay for or deliver financial instruments purchased or sold, in which case the Company would have to sell or purchase, respectively, these financial instruments at prevailing market prices. To the extent an exchange or clearing organization acts as counterparty to a transaction, credit risk is generally considered to be limited. The Company establishes credit limits for each customer and requires them to maintain margin collateral in compliance with applicable regulatory and internal guidelines. In order to conduct trades with an exchange or a third-party bank, the Company is required to maintain a margin. This is usually in the form of cash and deposited in a separate margin account with the exchange or broker. If available information indicates that it is probable that a brokerage receivable is impaired, an allowance is established. Write-offs of brokerage receivables occur if the outstanding amounts are considered uncollectible.

Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and futures. Securities owned by customers, including those that collateralize margin or similar transactions are held for clients on an agency or fiduciary capacity by the Company, are not assets of the Company and are not reflected in the statement of financial condition. Receivables from and payables to customers are recorded at amortized cost net of any allowances for credit losses.

Receivables from brokers, dealers and others include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date (fails to deliver), omnibus receivables, receivables from clearing organizations (excluding cash collateral receivables relating to initial margin with exchanges which are included in other assets on the statement of financial condition), and other non-customer receivables, which are primarily amounts related to futures contracts. Payables to brokers, dealers and others include amounts payable for securities not received by the Company from a seller by the settlement date (fails to receive), payables to clearing organizations and other non-customer payables, which are primarily amounts related to futures contracts. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and others or payables to brokers, dealers and others, as well as settlement payments of the mark-to-market variation margin from settled-to-market derivative contracts. Receivables from brokers, dealers and others and payables to brokers, dealers and others are recorded at amortized cost net of any allowances for credit losses.

Subordinated and other long-term borrowings. The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. See Notes 4 and 13 for more information.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

1. Organization and Summary of Significant Accounting Policies

Projected benefit obligation. The Company uses the projected unit credit actuarial method to determine the present value of its projected benefit obligation (PBO) and the current and past service costs or credits related to its defined benefit and other post-retirement benefit plans. The measurement date used to perform the actuarial valuation is December 31st. Certain key assumptions are used in performing the actuarial valuations. These assumptions must be made concerning the future events that will determine the amount and timing of the benefit payments and thus require significant judgment and estimates by the Company's management. Among others, assumptions have to be made with regard to discount rates, expected return on plan assets and salary increases. The assumed discount rates reflect the rates at which the pension benefits could be effectively settled. These rates are determined based on yields of high-quality corporate bonds currently available and are expected to be available during the period to maturity of the pension benefits. The expected long-term rate of return on plan assets is determined on a plan basis, taking into account asset allocation, historical rate of return, benchmark indices for similar-type pension plan assets, long-term expectations of future returns and investment strategy. Health care cost trend rates are determined by reviewing external data and the Company's own historical trends for health care costs. Salary increases are determined by reviewing external data and considering internal projections. The funded status of the Company's defined benefit post-retirement and pension plans is recognized in the statement of financial condition.

STANDARDS TO BE ADOPTED IN FUTURE PERIODS

ASC Topic 820 – Fair Value Measurement

In June 2022, the FASB issued Accounting Standards Update 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023 and for the interim periods within those annual reporting periods. The adoption of ASU 2022-03 on January 1, 2024 did not have a material impact on the Company's statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

2. Business Developments

Acquisition by UBS

On June 12, 2023, the acquisition of Credit Suisse Group AG by UBS Group AG was consummated. The acquisition of Credit Suisse Group AG resulted in changes that had significant impacts on the Company's results in 2023. These acquisition-related effects included fair valuation adjustments, impairments of internally developed software, acquisition-related compensation expenses, the write-down of intangible assets and other acquisition-related adjustments. The acquisition resulted in potential changes of intent in connection with UBS's plans for underlying positions or portfolios.

In December 2023, the Board of Directors of UBS Group AG approved the merger of UBS AG and Credit Suisse AG, and both entities entered into a definitive merger agreement. The completion of the merger is subject to regulatory approvals and is expected to occur by the end of the second quarter of 2024. UBS aims to substantially complete the integration of Credit Suisse into UBS by the end of 2026.

Auditor Independence

In connection with the acquisition of Credit Suisse Group AG on June 12, 2023 (closing date) by UBS Group AG, PricewaterhouseCoopers LLC (PwC) completed an independence assessment to evaluate the relationships and services with the entities that became affiliates of the Company on the closing date that may bear on PwC's independence under the Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB) independence rules. Before the closing date, the Company was an indirect subsidiary of Credit Suisse Group AG and currently is an indirect subsidiary of UBS Group AG. The following relationships were identified that are inconsistent with the auditor independence rules provided in SEC Rule 2-01 of Regulation S-X and by the PCAOB.

- An affiliate of UBS Group AG was the global custodian of the PwC pension funds, which qualified as an impermissible brokerage account. The impermissible account was closed and the transfer of the assets to another brokerage firm was completed on June 15, 2023.
- Certain professionals of PwC and PwC member firms who are covered persons with respect to the audit of the Company under PCAOB standards held impermissible brokerage accounts with affiliates of UBS Group AG. The impermissible accounts were closed and the transfers of the assets to other brokerage firms were completed between June 13, 2023 through July 17, 2023.

Subsequent to the completion of the independence assessment and the closing date of the transaction, the following service was identified.

- An impermissible non-audit service was provided to a subsidiary of UBS Group AG in Romania where PwC operated as tax agent on behalf of the subsidiary. The service was terminated shortly after the breach was identified subsequent to the close of the transaction.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

2. Business Developments

For the relationships and service identified, PwC provided the CS Holdings Audit Committee, the committee that oversees audit matters for CS Holdings and its direct and indirect subsidiaries, an overview of the facts and circumstances, including the nature of the relationships and service and the periods over which they existed. The Company is an indirect subsidiary of CS Holdings. The CS Holdings Audit Committee and PwC assessed the matters identified and concluded that, based on the totality of the information available, PwC continues to be objective and impartial, and that a reasonable investor with knowledge of all relevant facts and circumstances of the relationships and service described herein would conclude that PwC has been and is capable of exercising objective and impartial judgment on all issues encompassed within PwC's review of the Company's financial statements for the year ended December 31, 2023. In forming this conclusion, the CS Holdings Audit Committee and PwC noted that (i) the impermissible relationships and service were instructed to be terminated in a timely manner post identification and (ii) the covered persons did not provide any services to UBS Group AG in the period that they were holding impermissible accounts.

Securitized Products Group

In the first half of 2023, Credit Suisse completed the sale of a significant part of SPG to entities and funds managed by affiliates of Apollo.

3. Restructuring

In June 2023, the Credit Suisse Group AG (CSG) terminated certain strategic actions announced on October 27, 2022, due to the acquisition of Credit Suisse by UBS.

	December 31, 2023
Restructuring liabilities (1)	**(In millions)**
as of the beginning of period	$ 19
as of December 31, 2023	21

_____
(1) Consist of liabilities related to severance expenses.

4. Fair Value of Financial Instruments

Fair Value Measurement

A significant portion of the Company's financial instruments is carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments. The fair value of the majority of the Company's financial instruments is based on quoted prices in active markets or observable inputs.

In addition, the Company holds financial instruments for which no prices are available; and which have few or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management's own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. **Fair Value of Financial Instruments**

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rate and index prices. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments.

US GAAP permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Company continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a midmarket price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Company reflects the net exposure to credit risk for its derivative instruments where the Company has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default.

Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.

Fair Value Hierarchy

The levels of the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Company's own data. The Company's own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. Fair Value of Financial Instruments

Quantitative Disclosures of Fair Values

The following is a tabular presentation of fair value of assets and liabilities for instruments measured at fair value on a recurring basis.

December 31, 2023	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Assets				
Resale agreements	$ —	$ 14,183	$ —	$ 14,183
Securities borrowed transactions	—	2	—	2
Securities received as collateral:				
Debt instruments	2	—	—	2
Financial instruments owned:				
Debt instruments:				
Commercial mortgage-backed securities	—	—	27	27
Corporates	—	—	2	2
Other CLOs	—	—	1	1
Residential mortgage-backed securities	—	—	14	14
Total debt instruments	—	—	44	44
Equity instruments	3	1	32	36
Derivative contracts:				
Foreign exchange products	—	2	—	2
Equity/index-related products	—	7	—	7
Netting(1)				(1)
Total derivative contracts	—	9	—	8
Other assets:				
Other	—	—	9	9
Total assets at fair value	$ 5	$ 14,195	$ 85	$ 14,284

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting where the Company has a legal and enforceable right to net.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. Fair Value of Financial Instruments

December 31, 2023	Level 1	Level 2	Level 3	Total at fair value
		(In millions)		
Liabilities				
Repurchase agreements	$ —	$ 5,134	$ —	$ 5,134
Securities loaned transactions	—	4	—	4
Obligation to return securities received as collateral:				
Debt instruments	2	—	—	2
Financial instruments sold, not yet purchased:				
Debt instruments:				
US federal government	120	—	—	120
Corporates	—	5	—	5
Total debt instruments	120	5	—	125
Derivative contracts:				
Foreign exchange products	—	2	—	2
Equity/index-related products	—	4	—	4
Netting(1)				(2)
Total derivative contracts	—	6	—	4
Other liabilities	—	5	—	5
Total liabilities at fair value	$ 122	$ 5,154	$ —	$ 5,274

_____

(1) Derivative contracts are reported on a gross basis by level, with the total at fair value column including the impact of netting. The impact of netting represents an adjustment related to counterparty and cash collateral netting where the Company has a legal and enforceable right to net.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. **Fair Value of Financial Instruments**

Transfers in and out of level 3

Transfers into and out of level 3 assets during the year ended December 31, 2023 were primarily from other CLO securities, which were primarily due to the change in observability of pricing data and availability of pricing information from external providers.

Qualitative Disclosures of Valuation Techniques

Overview

Credit Suisse AG (CSAG) has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Company's financial instruments. Control functions such as Product Control and Risk Management review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, CSAG determines the reasonableness of the fair value of its financial instruments.

On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office and control functions such as Product Control and Risk Management to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.

The valuation results are aggregated for reporting to the Valuation Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for CSAG. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to CSAG's Executive Board through the VARMC.

One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4.   **Fair Value of Financial Instruments**

In general, Product Control utilizes independent pricing service data as part of its review process. Independent pricing service data is analyzed to ensure that it is representative of fair value, including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.

For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates or other inputs. In addition, there may be uncertainty about a valuation resulting from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.

The following information on the valuation techniques and significant unobservable inputs of the various financial instruments and the section "Uncertainty of fair value measurements at the reporting date from the use of significant unobservable inputs" should be read in conjunction with the tables "Assets and liabilities measured at fair value on a recurring basis", "Quantitative information about level 3 assets measured at fair value on a recurring basis" and "Quantitative information about level 3 liabilities measured at fair value on a recurring basis".

Repurchase agreement and resale agreement transactions and securities borrowed and securities loaned

Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Securities borrowed and securities loaned are measured at fair value and are included in level 2 of the fair value hierarchy.

Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Company with the right to liquidate the collateral held.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. **Fair Value of Financial Instruments**

Securities received as collateral and obligation to return securities received as collateral

Securities received as collateral and obligation to return securities received as collateral are measured at fair value using the method outlined below for "debt instruments."

Debt instruments

Corporates

Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Convertible bonds are generally valued using observable pricing sources. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity's capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include correlation and price. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and other CLO securities

Fair values of RMBS, CMBS and other CLO securities may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Generally, the fair values of RMBS, CMBS and other CLOs are valued using observable pricing sources. Fair values of RMBS, CMBS and other CLO securities for which there are significant unobservable inputs are valued using price that is derived. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs credit spread, default rate, discount rate, prepayment rate and loss severity. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.

For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on management's own assumptions about how market participants would price the asset. Collateralized bonds and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CLOs.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. **Fair Value of Financial Instruments**

Equity instruments

The majority of the Company's positions in equity securities are not traded in active markets and require significant unobservable inputs. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer's other credit obligations. Level 1 equities include equity securities that are traded on public stock exchanges, for which quoted prices are readily and regularly available. Level 2 and level 3 equities include equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price.

Derivative contracts

Derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, the exchange-traded derivative is included in level 3 of the fair value hierarchy. See Note 8 for more information.

The fair values of OTC derivatives are determined on the basis of industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.

Uncertainty of fair value measurements from the use of significant unobservable inputs

For level 3 assets with a significant unobservable input of price, correlation or volatility and prepayment rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of default rate, discount rate, loss severity, and credit spread, in general, an increase in the significant unobservable input would decrease the fair value. For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value.

Interrelationships between significant unobservable inputs

There are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4. **Fair Value of Financial Instruments**

Quantitative disclosures of valuation techniques

The following table provides a representative range of minimum and maximum values of each significant unobservable input for material level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.

December 31, 2023

Assets	Fair Value (In millions)	Valuation Technique	Unobservable Input	Minimum Value	Maximum Value	Weighted Average
Debt instruments:						
Commercial mortgage backed securities	27	Discounted cash flow	Discount rate, in %	21.5 %	21.5 %	21.5 %
Equity instruments	32	Market comparable	Price, in actuals	—	6,500	1,610

Qualitative discussion of the ranges of significant unobservable inputs

The following sections provide further information about the ranges of significant unobservable inputs included in the table above. The level of aggregation and diversity within the financial instruments disclosed in the table above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.

Discount rate. The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.

Price. Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.

Fair Value Option

The Company elected fair value for certain of its financial statement captions as follows:

Collateralized financings: The Company has elected to account for matched book repurchase and resale agreements and securities borrowed and securities loaned transactions at fair value.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

4.   **Fair Value of Financial Instruments**

Difference between the fair value and the aggregate unpaid principal balances of fair value option elected financial instruments

December 31, 2023	Of which at fair value	Aggregate unpaid principal	Difference between aggregate fair value and unpaid principal
	(In millions)		
Resale agreements	$ 14,183	$ 14,183	$ —
Securities-borrowed transactions	2	2	—
Repurchase agreements	5,134	5,134	—
Securities-lending transactions	4	4	—

Leveling of assets and liabilities not at fair value where a fair value is disclosed

The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the statement of financial condition. The disclosure excludes all non-financial instruments such as real estate, premises and equipment, equity method investments and pension and benefit obligations, along with receivables and payables with customers and brokers, dealers and others with an expected maturity of less than one year.

December 31, 2023	Carrying Value	Fair Value			
		Level 1	Level 2	Level 3	Total
Financial Assets		(In millions)			
Cash and cash equivalents	$ 146	$ 146	$ —	$ —	$ 146
Securities borrowed transactions	838	—	838	—	838
Other assets and deferred amounts	1,303	—	1,283	20	1,303
Total financial assets	2,287	146	2,121	20	2,287
Financial Liabilities					
Short-term borrowings (1)	$ 299	$ 3	$ 296	$ —	$ 299
Securities loaned transactions	606	—	606	—	606
Subordinated and other long-term borrowings	2,500	—	2,710	—	2,710
Other liabilities	956	—	956	—	956
Total financial liabilities	4,361	3	4,568	—	4,571

[1]   Amounts in Level 1 relate to cash overdrafts.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

5.   **Related Party Transactions**

In the ordinary course of business, the Company enters into significant financing and operating transactions with related companies.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2023:

ASSETS

	(In millions)
Cash and cash equivalents	$ 46
Securities purchased under agreements to resell	7,762
Securities borrowed	514
Securities received as collateral	2
Receivables from brokers, dealers and others	29
Other assets and deferred amounts	410
Total assets	$ 8,763

LIABILITIES

	(In millions)
Short-term borrowings	$ 297
Securities sold under agreements to repurchase	5,134
Securities loaned	547
Obligation to return securities received as collateral	2
Payables to customers	81
Payables to brokers, dealers and others	1,620
Subordinated and other long-term borrowings	2,500
Taxes payable (included in Other liabilities)	12
Other liabilities	460
Total liabilities	$ 10,653

Certain obligations of the Company related to various business activities are guaranteed by CS USA and CSAG.

The Company has certain foreign affiliates holding customer securities pursuant to the applicable SEC rules.

The Company carries its subordinated and long-term borrowings with affiliates on an accrual basis. Subordinated and other long-term borrowings with affiliates are with CS USA. See Note 13 for more information.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

5. **Related Party Transactions**

The Share Plan provides for the grant of equity-based awards to Company employees based on UBS shares pursuant to which employees of the Company may be granted shares or other equity-based awards as compensation for services performed. The Company purchases shares directly from UBS to satisfy these awards. For the year ended December 31, 2023, the Company increased its member's contribution by $107 million, which consisted of accruals for share award obligations, the purchases of shares for delivery to employees including realized mark-to-market gains (losses) on these shares at delivery date and dividend equivalents.

During the year, the Company returned $2.85 billion of paid in capital to CS USA. The Company also paid down $4 billion of subordinated debt with CS USA.

During the initial stub period the Company is included in the consolidated federal and certain state and local income tax returns filed by CS Holdings. During the second stub period the Company is no longer included in the consolidated federal and state filings but instead files its own partnership tax return. See Note 1 and 20 for more information.

6. **Other Assets and Liabilities**

The following table sets forth the Company's other assets and liabilities as of December 31, 2023:

Other Assets		**(In millions)**
Cash collateral on derivative instruments	$	686
Cash collateral on non-derivative transactions		27
Loans		13
Premises and equipment		130
Interest and fee receivable		381
Prepaid expenses, of which $2 is cloud computing arrangement implementation costs		81
Other investments		29
Other		178
Total other assets	$	1,525

Other Liabilities		**(In millions)**
Cash collateral on derivative instruments	$	1
Cash collateral on non-derivative transactions		3
Provisions		555
Tax provisions		12
Interest and fee payable		696
Other		522
Total other liabilities	$	1,789

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

6. Other Assets and Liabilities

The following table sets forth the Company's premises and equipment as of December 31, 2023:

Premises and Equipment	(In millions)
Buildings and improvements	$ 34
Capitalized software (1)	154
Leasehold improvements	59
Equipment	2
Premises and equipment	249
Accumulated depreciation	(119)
Total premises and equipment, net	$ 130

_____

1) As a result of the acquisition, an impairment of $460 million was recorded for the period ending December 31, 2023.

Leasehold improvements, such as alterations and improvements to rented premises, are depreciated on a straight-line basis over the shorter of the lease term or estimated useful life, which generally does not exceed ten years. Equipment, such as computers, machinery, furnishings, vehicles and other tangible non-financial assets, is depreciated using the straight-line method over its estimated useful lives, generally three to ten years. The capitalized software costs are depreciated on a straight-line basis over the estimated useful life of the software, generally not exceeding seven years, taking into consideration the effects of obsolescence, technology, competition and other economic factors.

7. Receivables from/Payables to Brokers, Dealers and Others

Amounts receivable from and payable to brokers, dealers and others as of December 31, 2023 consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular-way securities trades (open trades)	$ 1	$ —
Fails to deliver/fails to receive	32	61
Omnibus receivables/payables	20	—
Receivables from/payables to clearing organizations	531	—
Other non-customer receivables/payables	—	1,620
Total	$ 584	$ 1,681

The amounts receivable from/payable to clearing organizations primarily relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

8. **Derivative Contracts**

Derivatives are generally standard contracts transacted through regulated exchanges. The Company uses derivative contracts for trading, to provide products for clients and economic hedging purposes. Economic hedges arise when the Company enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting treatment. These derivatives include options, forwards, and futures.

Options

The Company performs market making activities for option contracts specifically designed to meet customer needs or for economic hedging purposes. Most options do not expose the Company to credit risk because they are primarily exchange traded options, except for credit options. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities and interest rate instruments or indices.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including short sales) securities, and purchases and sells forward contracts primarily related to U.S. government and agencies and mortgage-backed securities. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts. These contracts are typically settled through the Chicago Mercantile Exchange (CME).

Because forward contracts are subject to the credit worthiness of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company reviews the credit worthiness of specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and others in the statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

8. Derivative Contracts

Swaps

The Company's swap agreements consist primarily of interest rate, equity, and credit default swaps. Interest rate swaps are contractual agreements to exchange interest rate payments based on agreed notional amounts and maturity. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due.

Fair value of derivative instruments

The table below represents gross derivative fair values, segregated by type of contract. Notionals have also been provided as an indication of the volume of derivative activity within the Company.

	Notional amount	Positive replacement value	Negative replacement value
December 31, 2023	(In millions)		
Futures	$ 749	$ —	$ —
Interest rate products	749	—	—
Forwards	896	2	2
Foreign exchange products	896	2	2
Forwards	21	5	2
Options bought and sold (OTC)	14	—	—
Options bought and sold (exchange traded)	11	2	2
Equity/index-related products	46	7	4
Swaps purchased	11	—	—
Credit products	11	—	—
Total gross derivative contracts	$ 1,702	$ 9	$ 6
Impact of counterparty netting (1)	—	(1)	(2)
Total derivative contracts (1)	$ 1,702	$ 8	$ 4

(1) Derivative contracts are reported on a net basis in the statement of financial condition. The impact of netting represents an adjustment for counterparty and cash collateral netting.

These financial instruments are included as derivative contracts in financial instruments owned/sold not yet purchased, respectively, in the statement of financial condition. Financial instruments related to futures contracts are included in receivables from brokers, dealers and others and payables to brokers, dealers and others, respectively, in the statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

8.   **Derivative Contracts**

Credit derivatives

Included in the table above 'Fair value of derivative instruments' are credit derivatives which are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. They are generally privately negotiated OTC contracts, with numerous settlement and payment terms, and most are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

From time to time the Company enters into credit derivative contracts in the normal course of business by buying protection. The Company purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of other cash positions. These referenced instruments can form a single item or be combined on a portfolio or multiname basis.

The credit derivatives most commonly transacted by the Company are CDS and credit swaptions. CDSs are contractual agreements in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

Other protection purchased

In the normal course of business, the Company purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments, and may use similar, but not identical products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.

The Company purchases its protection from banks and broker dealers, other financial institutions and other counterparties. For the year ended December 31, 2023, the Company's had $11 million of other protection purchased which were investment grade single name instruments, all of which were non-sovereign.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

9. **Assets Assigned and Pledged**

The Company pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are parenthetically disclosed on the statement of financial condition. The Company receives cash and securities in connection with resale agreements, securities borrowing and loans and margined broker loans.

A significant portion of the collateral and securities received by the Company were sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowing or loans, pledges to clearing organizations and segregation requirements under securities laws and regulations.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2023:

	December 31, 2023
	(In millions)
Total assets pledged or assigned as collateral by the Company	$ 1
of which was encumbered	1
Fair value of the collateral received by the Company with the right to sell or repledge	16,296
of which was sold or repledged	8,080

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

10. Offsetting of Financial Assets and Financial Liabilities

The disclosures set out in the tables below include derivatives, resale and repurchase agreements, and securities lending and borrowing transactions that are offset in the Company's statement of financial condition; or are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements or enforceable MNA), irrespective of whether they are offset in the Company's statement of financial condition. Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.

Derivatives

The Company transacts bilateral OTC derivatives (OTC derivatives) mainly under International Swaps and Derivatives Association (ISDA) Master Agreements. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default on or termination under the agreement. They allow the Company to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty's failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.

For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset. Where no such agreements exist, fair values are recorded on a gross basis.

Exchange-traded derivatives or OTC-cleared derivatives, which are fully margined and for which the daily margin payments constitute settlement of the outstanding exposure, are not included in the offsetting disclosures because they are not subject to offsetting due to the daily settlement. The daily margin payments, which are not settled until the next settlement cycle is conducted, are presented in brokerage receivables or brokerage payables.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

10. Offsetting of Financial Assets and Financial Liabilities

Offsetting of derivatives

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Derivative assets	Derivative liabilities
As of December 31, 2023	(In millions)	
OTC	$ 2	$ 2
Foreign exchange products	2	2
Exchange-traded	1	1
Equity/index-related products	1	1
OTC	2	2
Exchange-traded	1	1
Total gross derivative contracts subject to enforceable MNA	3	3
of which OTC	(1)	(2)
Offsetting	(1)	(2)
of which OTC	1	—
of which exchange-traded	1	1
Total net derivatives subject to enforceable MNA	2	1
Total derivatives not subject to enforceable MNA (1)	6	3
Total net derivatives presented in the statement of financial condition	$ 8	$ 4

(1) Represents derivatives where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

10. Offsetting of Financial Assets and Financial Liabilities

Resale and repurchase agreements and securities lending and borrowing transactions

Resale and repurchase agreements are generally covered by master repurchase agreements. In certain situations, for example, in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Master repurchase agreements also include payment or settlement netting provisions in the normal course of business that state that all amounts in the same currency payable by each party to the other under any transaction or otherwise under the global master repurchase agreement on the same date shall be set off.

The Company has elected to net transactions under such agreements in the statement of financial condition when specific conditions are met. Transactions are netted if, amongst other conditions, they are executed with the same counterparty, have the same explicit settlement date specified at the inception of the transactions, are settled through the same securities transfer system and are subject to the same enforceable master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).

Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the statement of financial condition if they meet the same right of offset criteria as for resale and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the statement of financial condition. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the statement of financial condition.

Resale and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the resale agreements or securities lending agreement provides the Company with the right to liquidate the collateral held. As is the case in the Company's normal course of business, substantially all of the collateral received that may be sold or repledged has been sold or repledged as of December 31, 2023. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

10. Offsetting of Financial Assets and Financial Liabilities

Offsetting of securities purchased under resale agreements and securities borrowing transactions

The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2023	(In millions)		
Securities purchased under resale agreements	$ 15,326	$ (1,143)	$ 14,183
Securities borrowing transactions	636	—	636
Total subject to enforceable MNA	15,962	(1,143)	14,819
Securities borrowing transactions	204	—	204
Total not subject to enforceable MNA (1)	204	—	204
Total (2)	$ 16,166	$ (1,143)	$ 15,023

(1) Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $14,183 million of the total net amount of securities purchased under resale agreements and $2 million securities borrowing transactions are reported at fair value.

Offsetting of securities sold under repurchase agreements and securities lending transactions

The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to master netting agreements and the net amount presented in the statement of financial condition.

	Gross	Offsetting	Net
December 31, 2023	(In millions)		
Securities sold under repurchase agreements (1)	$ 6,277	$ (1,143)	$ 5,134
Securities lending transactions (2)	587	—	587
Obligation to return securities received as collateral, at fair value	2	—	2
Total subject to enforceable MNA	6,866	(1,143)	5,723
Securities lending transactions	23	—	23
Total not subject to enforceable MNA (3)	23	—	23
Total	$ 6,889	$ (1,143)	$ 5,746

(1) Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting their enforceability of netting in the event of default or termination under the agreement is not in place.

(2) $5,134 million of the total net amount of securities sold under repurchase agreements and $4 million of the total net amount of securities lending transactions are reported at fair value.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

10. Offsetting of Financial Assets and Financial Liabilities

Amount not offset in the statement of financial condition

The following table presents the net amount presented in the statement of financial condition of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the statement of financial condition. The table excludes derivatives, resale and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.

	Net	Financial Instruments [1]	Cash collateral received/ pledged [1]	Net exposure
December 31, 2023		(In millions)		
Financial assets subject to enforceable MNA				
Derivative contracts	$ 2	$ —	$ —	$ 2
Securities purchased under resale agreements	14,183	14,183	—	—
Securities borrowing transactions	636	621	—	15
Total financial assets subject to enforceable MNA	$ 14,821	$ 14,804	$ —	$ 17
Financial liabilities subject to enforceable MNA				
Derivative contracts	$ 1	$ —	$ —	$ 1
Securities sold under repurchase agreements	5,134	5,134	—	—
Securities lending transactions	587	582	—	5
Obligation to return securities received as collateral, at fair value	2	2	—	—
Total financial liabilities subject to enforceable MNA	$ 5,724	$ 5,718	$ —	$ 6

---

(1) The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the statement of financial condition and therefore any over-collateralization of these positions is not included.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

11. Transfers of Financial Assets and Variable Interest Entities

Continuing involvement in transferred financial assets

The Company was engaged in securitization activities which involved entering into transactions with, and making use of, special purpose entities (SPEs). The Company may have continuing involvement in the financial assets that are transferred to an SPE, which may take several forms, including, but not limited to, recourse and guarantee arrangements and beneficial interests in the transferred assets. During the year, the Company received $6 million in cash on interests that continue to be held. The outstanding principal balance of assets to which the Company continues to be exposed/has continuing involvement with after the transfer of the financial assets to any SPE and the total assets of the SPE were $60 million as of December 31, 2023.

Securities sold under repurchase agreements and lending transactions accounted for as secured borrowings

For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.

Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.

In the event of the Company's default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.

The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of December 31, 2023.

CONFIDENTIAL

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

11. Transfers of Financial Assets and Variable Interest Entities

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged

	December 31, 2023
	(In millions)
Government debt securities	$ 6,122
Corporate debt securities	155
Securities sold under repurchase agreements	6,277
Corporate debt securities	4
Equity securities	606
Securities lending transactions	610
Government debt securities	2
Obligation to return securities received as collateral, at fair value	2
Total	$ 6,889

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity

		Remaining contractual maturities			
As of December 31, 2023	On demand (1)	Up to 30 days (2)	30 to 90 days	More than 90 days	Total
Securities sold under repurchase agreements	$ 878	$ 5,249	$ —	$ 150	$ 6,277
Securities lending transactions	91	—	—	519	610
Obligation to return securities received as collateral, at fair value	—	1	1	—	2
Total	$ 969	$ 5,250	$ 1	$ 669	$ 6,889

(1) Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
(2) Includes overnight transactions.

Refer to "Note 10 – Offsetting of financial assets and financial liabilities" for a reconciliation of gross amounts of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral to the net amounts disclosed in the statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

11. Transfers of Financial Assets and Variable Interest Entities

Variable Interest Entities

During the year, the Company engaged in various transactions that included entities which are considered VIEs and categorized as financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. VIEs may be sponsored by the Company or third parties. Such entities are required to be assessed for consolidation, requiring the primary beneficiary to consolidate the VIE. The consolidation assessment requires an entity to determine whether it has the power to direct the activities that most significantly affect the economics of the VIE as well as whether the reporting entity has potentially significant benefits or losses in the VIE. The primary beneficiary assessment must be re-evaluated on an ongoing basis.

Application of the requirements for consolidation of VIEs may require the exercise of significant judgment. In the event consolidation of a VIE is required, the exposure to the Company is limited to that portion of the VIE's assets attributable to any variable interest held by the Company prior to any risk management activities to hedge the Company's net exposure. Any interests held in the VIE by third parties, even though consolidated by the Company, will not typically impact its results of operations.

Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investing opportunities, and, as part of these activities, the Company may hold interests in the VIEs. Securitization-related transactions with VIEs involve selling or purchasing assets. Typically, the VIE's assets are restricted in nature in that they are held primarily to satisfy the obligations of the entity.

As a consequence of these activities, the Company holds variable interests in VIEs. Such variable interests consist of financial instruments issued by VIEs and which are held by the Company. In general, investors in consolidated VIEs do not have recourse to the Company in the event of a default, except where a guarantee was provided to the investors.

The total assets of consolidated and non-consolidated VIEs for which the Company has involvement represent the total assets of the VIEs even though the Company's involvement may be significantly less due to interests held by third-party investors. The asset balances for unconsolidated VIEs where the Company has significant involvement represent the most current information available to the Company regarding the remaining principal balance of assets owned. In most cases, the asset balances represent an amortized cost basis without regards to impairments in fair value, unless fair value information is readily available.

The Company's maximum exposure to loss is different from the carrying value of the assets of the VIE. This maximum exposure to loss consists of the carrying value of the Company's variable interests held as financial instruments owned and the notional amount of guarantees to VIEs, rather than the amount of total assets of the VIEs. The maximum exposure to loss does not reflect the Company's risk management activities, including effects from financial instruments that the Company may utilize to economically hedge the risks inherent in these VIEs. The economic risks associated with VIE exposures held by the Company, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

11. Transfers of Financial Assets and Variable Interest Entities

Except as described below, the Company has not provided financial or other support to consolidated or non-consolidated VIEs that it was not contractually required to provide.

Financial Intermediation

The Company has involvement with VIEs in its role as a financial intermediary on behalf of clients. The Company considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Company's risk mitigation efforts, including, but not limited to, economic hedging strategies and collateral arrangements. The Company's economic risks associated with consolidated and non-consolidated VIE exposures arising from financial intermediation, together with all relevant risk mitigation initiatives, are included in the Company's risk management framework.

Securitizations

In its financial intermediation activities, the Company acted as underwriter and market maker to VIEs related to certain securitization transactions. The Company believes its maximum loss exposure is generally equal to the carrying value of the beneficial interest held. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risks of the VIEs.

Typically, the servicer of the assets in the VIE is considered to have the power that most significantly affects the economics of the entity. When a servicer or its related party also has an economic interest that has the potential to absorb a significant portion of the gains and/or losses, it is presumed to be the primary beneficiary and consolidate the vehicle. The Company typically consolidates securitization vehicles when it is the servicer and has holdings stemming from its role as underwriter or sponsor.

The Company may have relationships with such VIEs as a result of other business activities. The maximum exposure to loss consists of the fair value of instruments which are held by the Company.

The maximum exposure to loss consists of the fair value of instruments issued by such structures that are held by the Company as a result of underwriting or market-making activities, financing provided to the vehicles and the Company's exposure resulting from principal protection and redemptions features. The investors typically retain the risk of loss on such transactions, but for certain fund types, the Company may provide principal protection on the securities to limit the investors' exposure to downside market risk. The Company's maximum exposure to loss does not include any effects from financial instruments used to economically hedge the risk of the VIEs.

Consolidated VIEs

As of December 31, 2023, there were no consolidated VIEs where the Company was considered the primary beneficiary.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

11. Transfers of Financial Assets and Variable Interest Entities

Non-consolidated VIEs

The non-consolidated VIE tables provide the carrying amounts and classification of the assets of variable interests recorded in the statement of financial condition, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are held by the Company (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments which are variable interests that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Company in connection with guarantees or derivatives.

Non-consolidated VIE assets are VIEs with which the Company has variable interests. These amounts are typically unrelated to the exposure the Company has with the entity and thus are not amounts that are considered for risk management purposes.

	Financial Intermediation
December 31, 2023	**Securitizations**
	(In millions)
Financial instruments owned	$ 41
Net loans	1
Other assets	1
Total variable interest assets	43
Maximum exposure to loss	43
Non-consolidated VIE assets	$ 8,517

12. Identifiable Intangible Assets

As of December 31, 2023, the Company had no indefinite-lived intangible assets. The Company had gross indefinite-lived intangible assets of $12 million at the beginning of year which was fully impaired during 2023.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

13. Borrowings

Short-term borrowings are generally funding obligations with interest approximating the Federal Funds rate, or other money market indices and an incremental spread. Such borrowings are generally used to facilitate the securities settlement process, finance financial instruments owned and finance securities purchased by customers on margin. As of December 31, 2023, the Company had $299 million in short-term borrowings, which predominately includes short-term borrowings from affiliates and has a weighted average interest rate of 5.4%. As of December 31, 2023, there were no short-term borrowings secured by Company-owned securities.

As of December 31, 2023, the Company's outstanding subordinated were as follows:

	(In millions)
Equity subordinated debt, Fed Funds rate plus 263 bps, due in 2034 (1)	$ 2,500
Total subordinated borrowings	$ 2,500

_____

(1) The effective interest rate for this subordinated borrowing as of December 31, 2023 was 8.0%.

The following table sets forth scheduled maturities of all long-term borrowings as of December 31, 2023:

	(In millions)
2034	$ 2,500
Total	$ 2,500

The subordinated borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 (the Exchange Act), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and member's equity.

14. Guarantees and Commitments

From time to time the Company enters into guarantee contracts as guarantor. US GAAP requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Company's current best estimate of payments that will be required under existing guarantee arrangements.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

14. Guarantees and Commitments

The guarantees may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, US GAAP covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults.

As a member of Fixed Income Clearing Corporation (FICC), the Company is required to provide additional liquidity resources under a program called the Capped Contingency Liquidity Facility (CCLF). In the event of a default of a netting member of FICC, the Company would be required to enter into a resale agreement providing cash to FICC and receiving securities as collateral. Each member's commitment amount is periodically recalculated by FICC and communicated to the member firm. At December 31, 2023, the Company's maximum commitment was $3 million, of which none has been utilized, with an expiration period of over 5 years.

For the remaining membership agreements, the Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

CONFIDENTIAL

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

15. Concentrations of Credit Risk

The Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding of bonds in inventory. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company and are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company had concentration risk exposure to U.S. Government securities primarily through its financing activities. The Company's indirect exposure results from maintaining U.S. Government securities as collateral for resale agreements and securities borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government only in the event of the counterparty's default. In addition, substantially all of the collateral held by the Company for resale agreements and securities borrowed as of December 31, 2023, consisted of U.S. Government securities.

16. Net Capital Requirements

The Company is a registered broker-dealer and registered futures commission merchant and, accordingly, is subject to the minimum net capital requirements of the Securities and Exchange Commission (SEC), the Commodities Futures Trading Commission (CFTC) and the Financial Industry Regulatory Authority (FINRA). Under the alternative method permitted by SEC Rule 15c3-1, the required net capital may not be less than 2% of aggregate debit balances arising from customer transactions. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer and non-customer accounts. FINRA may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. As of December 31, 2023, the Company's net capital of approximately $6.6 billion which was in excess of the CFTC and reverse repurchase agreement minimum requirement by approximately $6.6 billion.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

17. Cash and Securities Segregated Under Federal and Other Regulations

As a registered broker-dealer, the Company is subject to the customer protection requirements of SEC Rule 15c3-3. The Company did not have any cash or U.S. Treasury securities as of December 31, 2023, segregated in a special reserve bank account exclusively for the benefit of customers as required by Rule 15c3-3.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Broker Dealers (PAB) pursuant to SEC Rule 15c3-3. As of December 31, 2023, the Company segregated U.S. Treasury securities with a market value of $1.3 billion in a special reserve bank account to meet the PAB requirement.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2023, $24.9 million of cash and $0.1 million of securities aggregating $25 million were segregated in separate accounts exclusively for the benefit of customers.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(F) under the Commodity Exchange Act. As of December 31, 2023, $2.5 million of cash was segregated in a separate account exclusively for the benefit of cleared swaps customers.

18. Share-Based Compensation and Other Benefits

The Company participates in the Share Plan. Prior to the acquisition of Credit Suisse Group AG by UBS Group AG, the Company granted shares in its ultimate parent to certain employees. Following the acquisition, any outstanding shares were converted to UBS Group AG shares at the ratio of 1 UBS share for every 22.48 Credit Suisse Group AG shares held. The majority of share awards granted include the right to receive dividend equivalents on vested shares.

Share Awards

Phantom Share Awards

Share awards, granted prior to acquisition, entitled the holder of the award to receive one UBS share, subject to service and other conditions. Share awards generally vest over three years with one third of the share awards vesting on each of the three anniversaries of the grant date (ratable vesting), with the exception of awards granted to individuals classified as material risk takers (MRTs), Risk Manager Material Risk Takers (MRTs) or Senior Managers or equivalents under the EU or UK Capital Requirements Directive V related provisions. Share awards granted to MRTs vest over four years with one quarter of the award vesting on each of the four anniversaries of the grant date. Share awards granted to Risk Manager MRTs vest over five years with one fifth of the award vesting on each of the five anniversaries of the grant date. Share awards granted to Senior Managers vest over seven years, with one fifth of the award vesting on each of the third to seventh anniversaries of the grant date. Share awards are expensed over the service period of the awards. The value of the shares is solely dependent on the UBS share price at time of delivery.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

18. Share-Based Compensation and Other Benefits

The Company's share awards include other awards, such as blocked shares and special awards, which may be granted to new employees. These share awards entitle the holder to receive one UBS share and are generally subject to continued employment, contain restrictive covenants and cancellation provisions and generally vest between zero and five years.

Merger retention awards granted on the acquisition date are expensed over their applicable vesting periods. These share awards generally vest over 12 months, with the exception of awards granted to individuals classified as MRTs or employees with awards over a certain value, which vest between two to seven years. With UBS as the grantor, the grant values of these awards are invoiced over their requisite service periods. No further payments are required to be made by the Company at the time of settlement to employees.

Performance Share Awards (PSA)

Certain employees received a portion of their deferred variable compensation in the form of PSAs. PSAs are similar to share awards, except that the full balance of outstanding PSAs, including those awarded in prior years, are subject to performance-based malus provisions.

The conditions for the outstanding performance share awards granted for prior years were revised and are now subject to a downward adjustment in the event UBS has a negative reported return on common equity tier 1 (CET1).

PSAs will no longer be used as a form of deferred compensation award from the 2022 performance year onwards.

Strategic Delivery Plan (SDP) awards

SDP was a one-off share-based award granted in February 2022. The SDP awards are subject to service conditions and revised performance-based metrics over the course of 2022-2024. SDP awards are scheduled to vest on the third anniversary of the grant date, with the exception of awards granted to individuals classified as material risk takers (MRTs), risk manager MRTs or senior managers or equivalents under the the EU Capital Requirements Directive V and UK Investment Firms Prudential Regime, where a longer vesting period applies.

Prior to settlement, the principal amount of the SDP awards will be written down to zero and forfeited if the UBS Group's reported CET1 ratio falls below 7% as of December 31, 2024.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

18. Share-Based Compensation and Other Benefits

Transformation Phantom Share Awards (TA)

In February 2023, CSG granted TA to certain employees identified as being critical to the delivery of the transformation strategy.

Transformation phantom share awards vest on the third anniversary of grant and are subject to a share price condition and performance conditions. The share price condition and performance conditions were revised. No payment will be made unless the UBS share price is at CHF 85.87 or higher on December 31, 2025. If the share price condition is achieved, the amount payable is based on the Underlying UBS Group RoCET1 for calendar year 2025, with 100% of the transformation share award due if an Underlying UBS Group RoCET1 of 8% is achieved.

The following table presents the share awards activities for each of the four plans described above for the year ended December 31, 2023:

	Number of share awards			
	Phantom	**PSA**	**SDP**	**TA**
	(In millions)			
Outstanding as of January 1, 2023	69	12	14	—
Granted (1)	22	(2)	(2)	3
Settled	(3)	—	—	—
Forfeited	(18)	(2)	(3)	—
Converted (2)	(68)	(8)	(9)	(3)
Outstanding as of December 31, 2023	2	—	—	—

(1)   Includes FDF cancellation applied to outstanding share awards
(2)   Conversion from Credit Suisse to UBS shares.

The weighted-average fair value of the Phantom Share awards granted during the year ended December 31, 2023 was $20.20. The weighted-average fair value of Transformation Phantom Share awards granted during the year ended December 31, 2023 was $20.18. The weighted-average fair value was calculated after taking into account the adjustments for the conversion of outstanding CSG shares to UBS shares post-acquisition.

Cash Awards

Contingent Capital Awards

Contingent Capital Awards (CCA) are no longer used as a form of deferred compensation award for the 2022 performance year onwards.

In 2023, all outstanding CCAs were written down for both vested and unvested awards.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

18. Share-Based Compensation and Other Benefits

Upfront Cash Awards

During 2023, 2022 and 2021, certain employees of the Company were granted upfront cash awards (UCAs) a part of the cash component of their variable compensation. These awards are subject to repayment (clawback) by the employee in the event of voluntary resignation, termination for cause or in connection with other specified events or conditions within three years of the award grant. The amount subject to repayment is reduced in equal monthly installments during the three-year period following the grant date. The expense recognition will occur over the three-year vesting period subject to service conditions.

Other Cash Awards

Fixed Deferred Cash Allowance Awards were granted in 2023, 2022 and 2021 which will be expensed over a period of three years from the grant date. Supplementary Cash Allowance Plans were granted in 2023 which were expensed within 2023.

Deferred cash retention awards were granted during 2023, 2022 and 2021 and includes merger retention cash awards that vested 60 days after the acquisition of CS Group by UBS Group. These awards are expensed over the applicable vesting period from the grant date.

19. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company records the liability for its defined benefit pension plan, defined contribution savings and retirement plan and other plans within other liabilities in the statement of financial condition.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the Qualified Plan) available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

CS applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CS entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CS entities. The Company has been designated to be the sponsor of the plan and records all liabilities and expenses and allocates a portion of the expenses to affiliates for employees outside the Company.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes. The Company made no special contributions to the Qualified Plan during the year ended December 31, 2023, and does not expect to contribute to the Qualified Plan during 2024.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution. For the year ended December 31, 2023, the retirement contribution ranged from $3,000 to $10,000, determined based on an employee's base salary up to the IRS compensation limit, which was $330,000 in 2023. The Company made payments of $46 million to the defined contribution plan for the year ended December 31, 2023, and expects to pay a total of $32 million during 2024.

The Company also provides a non-contributory, non-qualified, unfunded plan (the Supplemental Plan), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation. The Company made payments of approximately $3 million to the Supplemental Plan and other post retirement plans during the year ended December 31, 2023, and expects to pay approximately $2 million to the Plan during 2024.

Other Post-Retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the Other Plans). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2023, the aggregate accumulated postretirement benefit obligation was $112 million. The Company made payments of $13 million to the Other Plans during the year ended December 31, 2023 and expects to pay a total of $8 million during 2024.

Amounts Recognized in the Statement of Financial Condition

Amounts recognized in the statement of financial condition as of December 31, 2023 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit asset/(liability)	$ 7	$ (125)
Accumulated other comprehensive loss (1)	214	6

_____

(1) Represents pre-tax amounts recognized in accumulated other comprehensive loss within the statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is December 31, 2023:

	Qualified		Supplemental and Other	
Change in Benefit Obligation		(In millions)		
Projected benefit obligation as of beginning of period	$	717	$	130
Interest cost		34		6
Settlements		(51)		(2)
Actuarial (gain)/loss		35		5
Benefits paid		(31)		(14)
Projected benefit obligation as of end of period	$	704	$	125
Change in Plan Assets				
Fair value of assets as of the beginning of period	$	716	$	—
Actual return on plan assets		76		—
Settlements		(51)		(2)
Company contributions		—		16
Benefits paid		(31)		(14)
Fair value of assets as of the end of period	$	710	$	—

The remeasurement losses on the Qualified Plan recorded as of December 31, 2023 consisted of losses on the benefit obligation of $35 million due to changes in financial and demographic assumptions, primarily the discount rate, which were partly offset by gains on the asset portfolio of $34 million. The settlements on the Qualified Plan consisted of regular lump sum payments out of the plan.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

Assumptions Used in Determining Costs and Obligations

The following table presents the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended December 31, 2023:

	Qualified Plan	Supplemental Plan and Other Plans
For the year ended December 31, 2023		
Discount rate	4.97 %	5.00 %
Rate of compensation increase	2.26 %	— %
Expected rate of return	5.27 %	N/A

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of December 31, 2023 were:

	Qualified Plan	Supplemental Plan and Other Plans
Projected benefit obligation		
Discount rate (1)	4.79 %	4.81 %
Rate of compensation increase	2.30 %	— %

_____

(1) Discount rate on the projected health-care postretirement benefit obligation for the Other Plans included in Supplemental and Other is 4.83%

The assumptions used to determine the benefit obligation as of the measurement date are also used to calculate the net periodic pension cost for the 12-month period following this date. The discount rate is one of the factors used to determine the present value as of the measurement date of the future cash outflows currently expected to be required to satisfy the benefit obligations when due. For discounting expected future cash flows when valuing PBO, the Company uses the "spot rate approach" where individual spot rates on the yield curve are applied to each year's future cash flows in measuring the plan's benefit obligation. The assumption pertaining to salary increases is used to calculate the PBO, which is measured using an assumption as to future compensation levels.

CONFIDENTIAL

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

The expected long-term rate of return on plan assets are based on long-term expected returns, inflation, interest rates, risk premiums and actual/targeted asset category allocations. The estimates take into consideration historical asset category returns.

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2023, the Company assumed the following:

	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Obligation - Assumed Health-Care Trend Rates at December 31, 2023			
Initial health-care trend rate	8.25 %	4.25 %	n/a
Ultimate health-care trend rate	4.50 %	4.25 %	n/a
Ultimate trend expected to be achieved	2034	2034	2034
Cost - Assumed Health-Care Trend Rates for the year ended December 31, 2023			
Initial health-care trend rate	6.25 %	4.25 %	n/a
Ultimate health-care trend rate	4.50 %	4.25 %	n/a
Ultimate trend expected to be achieved	2030	2030	2030

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations and minimizes interest rate risk. This is done by investing mostly in fixed income securities with a maturity profile similar to that of the pension plan's expected future cash flows. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 9% in equities, 86% in fixed income securities and 5% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of December 31, 2023 by type of asset:

December 31, 2023	Qualified Plan
Asset Allocation:	
Equity securities	7 %
Fixed income securities	89 %
Cash	4 %
Total	100 %

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

Fair Value of Qualified Plan Assets

The fair values of certain of the Qualified Plan's investments are based on quoted prices in active markets or observable inputs. These instruments include fixed income securities, cash and cash equivalents and equities.

In addition, the Qualified Plan holds financial instruments for which no prices are available, and which have little or no observable inputs. For these instruments the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is generally determined based on assumptions that market participants would use in pricing the investments (including assumptions about risk). These instruments include investments in fixed income securities and equity.

Deterioration of the financial markets could significantly impact the fair value of these financial instruments and the Qualified Plan's net assets and changes in net assets.

Qualified Plan Assets Measured at Fair Value

December 31, 2023	Level 1	Level 2	Level 3	NAV	Total at fair value
Assets		(In millions)			
Cash and cash equivalents	—	28	—	—	28
Equity	—	33	—	18	51
Fixed income securities	—	275	—	356	631
Total Qualified Plan assets at fair value	$ —	$ 336	$ —	$ 374	$ 710

Qualitative Disclosures of Valuation Techniques

Cash and cash equivalents include commingled funds for which fair value is determined based on inputs other than level 1 quoted prices.

Equities include shares of separately managed funds. The equity securities are based on quoted prices or other inputs that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

Fixed income securities include investments in separately managed funds and based on quoted prices that are observable directly or indirectly. Shares of managed funds which are not directly quoted on a public stock exchange and/or for which a fair value is not readily determinable, are measured at fair value using NAV.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

19. Employee Benefit Plans

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2024	66	10
2025	70	12
2026	69	12
2027	59	11
2028	52	10
Years 2029-2033	259	42

20. Income Taxes

As of December 31, 2023, there was $22.6 million of unrecognized tax benefit recorded benefit recorded primarily related to base erosion and anti-abuse tax (BEAT) as explained further below. There was a decrease of $17.4 million in the Company's unrecognized tax benefit during the year ended December 31, 2023 related to changes in SALT reserve. The total amount of unrecognized tax benefits was related to prior periods, and the amount, if recognized, that would affect the effective tax rate is $22.6 million.

The Company is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within the next twelve months. The Company is currently subject to examination by the Internal Revenue Service for tax year 2010 and forward, New York State for the tax years 2015 and forward, and New York City for the tax years 2009 and forward. The Company does not anticipate any material changes to its financial statements within the next twelve months as a result of changes in unrecognized tax benefits.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

20. Income Taxes

Deferred tax assets (DTA) and deferred tax liabilities (DTL) are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Financial instruments	$ 1
Other liabilities and accrued expenses	8
Compensation and benefits	5
Pension	1
Net operating loss carryforward	9
Valuation allowance on DTA	(23)
Total deferred tax assets	1
Deferred tax liabilities:	
Other liabilities and accrued expenses	1
Total deferred tax liabilities	1
Net deferred tax asset	$ —

The net federal and SALT taxes receivable as of December 31, 2023 was $12 million and is included in other assets in the statement of financial condition.

Based on management's assessment regarding the realization of UBT deferred tax asset, the Company has recorded a full valuation allowance for the remaining UBT deferred tax assets of $23 million.

Effective January 1, 2018, U.S. tax reform introduced the base erosion and anti-abuse tax (BEAT). The BEAT is broadly levied on U.S. tax deductions created by base erosion payments by a US taxpayer, e.g., for interest and services, to its non-US affiliated companies. The CS Holdings affiliated group was not subject to BEAT since the 2019 tax year. However, CS Holdings has booked a reserve for an uncertain tax position for the BEAT liability for 2018 and 2021 tax years, and CS Holdings allocated the uncertain tax liability for BEAT to its subsidiaries based on the subsidiary's relative contribution of base erosion payments to the BEAT. As such, the Company was allocated $2.7 million for 2018 and $17.6 million for 2021 of uncertain tax position related to the BEAT. The BEAT is not applicable to partnerships, therefore, it will not be applicable to this Company for the second stub period and going forward.

CONFIDENTIAL

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The Company makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability has been incurred, and the amount can be reasonably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance to the Company due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

The Company's estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for which the Company believes an estimate is possible is zero to $1 billion. After taking into account its litigation provisions, the Company believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Company's financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Company of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

Mortgage-related matters

Government and regulatory related matters: DOJ RMBS settlement. In January 2017, the Company and its current and former US subsidiaries and US affiliates reached a settlement with the US Department of Justice (DOJ) related to its legacy Residential Mortgage-Backed Securities (RMBS) business, a business conducted through 2007. The settlement resolved potential civil claims by the DOJ related to certain of those Credit Suisse entities' packaging, marketing, structuring, arrangement, underwriting, issuance and sale of RMBS. Pursuant to the terms of the settlement a civil monetary penalty was paid to the DOJ in January 2017. The settlement also required the Credit Suisse entities to provide certain levels of consumer relief measures, including affordable housing payments and loan forgiveness, and the DOJ and Credit Suisse agreed to the appointment of an independent monitor to oversee the completion of the consumer relief requirements of the settlement. The Company continues to evaluate its approach toward satisfying its remaining consumer relief obligations, and the Company currently anticipates that it will take much longer than the five-year period provided in the settlement to satisfy in full its obligations in respect of these consumer relief measures, subject to risk appetite and market conditions. The Company expects to incur costs in relation to satisfying those obligations. The amount of consumer relief the Company must provide also increases after 2021 pursuant to the original settlement by 5% per annum of the outstanding amount due until these obligations are settled. The monitor publishes reports periodically on these consumer relief matters.

Civil litigation: Repurchase litigations. The Company and/or certain of its affiliates have also been named as defendants in various civil litigation matters related to their roles as issuer, sponsor, depositor, underwriter and/or servicer of RMBS transactions. These cases currently include repurchase actions by RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect of mortgage loans and failure to repurchase such mortgage loans as required under the applicable agreements. The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.

DLJ Mortgage Capital, Inc. (DLJ) is a defendant in New York state court in: (i) one action brought by Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, in which plaintiff alleges damages of not less than $374 million in an amended complaint filed in August 2019; in January 2020, DLJ filed a motion to dismiss, which the court granted in part and denied in part on December 30, 2023, dismissing with prejudice all notice-based claims; in February 2024, the parties filed notices of appeal; (ii) one action brought by Home Equity Asset Trust, Series 2006-8, in which plaintiff alleges damages of not less than $436 million; (iii) one action brought by Home Equity Asset Trust 2007-1, in which plaintiff alleges damages of not less than $420 million; in December 2018, the court denied DLJ's motion for partial summary judgment in this action, which was affirmed on appeal; in March 2022, the New York State Court of Appeals reversed the decision and ordered that DLJ's motion for partial summary judgment be granted; a non-jury trial in the action was held between January and February 2023, and a decision is pending; (iv) one action brought by Home Equity Asset Trust 2007-2, in which plaintiff alleges damages of not less than $495 million; and (v) one action brought by CSMC Asset-Backed Trust 2007-NC1, in which no damages amount is alleged. These actions are at various procedural stages.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

DLJ is also a defendant in one action brought by Home Equity Asset Trust Series 2007-3, in which plaintiff alleges damages of not less than $206 million. In March 2022, DLJ and the plaintiffs executed an agreement to settle this action. In November 2023, the Minnesota state court approved the settlement through a trust instruction proceeding brought by the trustee of the plaintiff trust. The New York state court dismissed the underlying action with prejudice in January 2024.

Rates-related matters

Regulatory matters. Regulatory authorities in a number of jurisdictions, have for an extended period of time been conducting investigations into the setting of LIBOR and other reference rates with respect to a number of currencies, as well as the pricing of certain related derivatives. These ongoing investigations have included information requests from regulators regarding LIBOR-setting practices and reviews of the activities of various financial institutions, including Credit Suisse Group AG, which was a member of three LIBOR rate-setting panels (US Dollar LIBOR, Swiss Franc LIBOR and Euro LIBOR). Credit Suisse and the Company are cooperating fully with these investigations.

Regulatory authorities in a number of jurisdictions, including the South African Competition Commission have been conducting investigations into the trading activities, information sharing and the setting of benchmark rates in the foreign exchange (including electronic trading) markets. Credit Suisse and the Company continue to cooperate with ongoing investigations.

Civil litigation: USD LIBOR litigation. Beginning in 2011, certain Credit Suisse entities, including the Company, were named in various putative class and individual lawsuits filed in the US, alleging banks on the US dollar LIBOR panel manipulated US dollar LIBOR to benefit their reputation and increase profits. All remaining matters have been consolidated for pre-trial purposes into a multi-district litigation in the US District Court for the Southern District of New York (SDNY).

In a series of rulings between 2013 and 2019 on motions to dismiss, the SDNY (i) narrowed the claims against the Credit Suisse entities and the other defendants (dismissing antitrust, Racketeer Influenced and Corrupt Organizations Act (RICO), Commodity Exchange Act, and state law claims), (ii) narrowed the set of plaintiffs who may bring claims, and (iii) narrowed the set of defendants in the LIBOR actions (including the dismissal of several Credit Suisse entities from various cases on personal jurisdiction and statute of limitation grounds). After a number of putative class and individual plaintiffs appealed the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit (Second Circuit), in December 2021, the Second Circuit affirmed in part and reversed in part the district court's decision and remanded the case to the SDNY.

Separately, in May 2017, the plaintiffs in three putative class actions moved for class certification. In February 2018, the SDNY denied certification in two of the actions and granted certification over a single antitrust claim in an action brought by over-the-counter purchasers of LIBOR-linked derivatives.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

USD ICE LIBOR litigation. In August 2020, members of the ICE LIBOR panel, including Credit Suisse Group AG and certain of its affiliates, including the Company, were named in a civil action in the US District Court for the Northern District of California, alleging that panel banks manipulated ICE LIBOR to profit from variable interest loans and credit cards. In December 2021, the court denied plaintiffs' motion for preliminary and permanent injunctions to enjoin panel banks from continuing to set LIBOR or automatically setting the benchmark to zero each day, and in September 2022, the court granted defendants' motions to dismiss. In October 2022, plaintiffs filed an amended complaint. In November 2022, defendants filed a motion to dismiss the amended complaint. In October 2023, the court dismissed the amended complaint with prejudice without leave to amend. Plaintiffs have appealed.

Foreign exchange litigation. Credit Suisse Group AG and affiliates as well as other financial institutions have been named in civil lawsuits relating to the alleged manipulation of foreign exchange rates.

Credit Suisse AG and the Company, together with other financial institutions, were named in a consolidated putative class action in Israel, which made allegations similar to the consolidated class action. In April 2022, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.

Treasury markets litigation. The Company, along with over 20 other primary dealers of US treasury securities, was named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally alleged that the defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options, and that certain of the defendants participated in a group boycott to prevent the emergence of anonymous all-to-all trading in the secondary market for treasury securities. In March 2022, the SDNY granted defendants' motion to dismiss and dismissed with prejudice all claims against the defendants, and in February 2024, the Second Circuit affirmed the district court's dismissal.

SSA bonds litigation. Credit Suisse Group AG and certain of its affiliates, including the Company, together with other financial institutions, were named in two Canadian putative class actions, which allege that defendants conspired to fix the prices of SSA bonds sold to and purchased from investors in the secondary market. One putative class action was dismissed against Credit Suisse in February 2020. In October 2022, in the second action, Credit Suisse entered into an agreement to settle all claims. The settlement remains subject to court approval.

Credit default swap auction litigation. In June 2021, Credit Suisse Group AG and affiliates, including the Company, along with other banks and entities, were named in a putative class action complaint filed in the US District Court for the District of New Mexico alleging manipulation of credit default swap (CDS) final auction prices. In April 2022, defendants filed a motion to dismiss. In June 2023, the court granted in part and denied in part defendants' motion to dismiss. In November 2023, defendants filed a motion to enforce the previous CDS settlement with the SDNY. In January 2024, the SDNY ruled that, to the extent claims in the New Mexico action arise from conduct prior to June 30, 2014, those claims are barred by the SDNY settlement and released. In February 2024, the plaintiffs filed a notice of appeal of the SDNY decision.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

OTC trading cases

Interest rate swaps litigation. Credit Suisse Group AG and affiliates, including the Company, along with other financial institutions, have been named in a consolidated putative civil class action complaint and complaints filed by individual plaintiffs relating to interest rate swaps, alleging that dealer defendants conspired with trading platforms to prevent the development of interest rate swap exchanges. The individual lawsuits were brought by TeraExchange LLC, a swap execution facility, and affiliates; Javelin Capital Markets LLC, a swap execution facility, and an affiliate; and trueEX LLC, a swap execution facility, which claim to have suffered lost profits as a result of defendants' alleged conspiracy. All interest rate swap actions have been consolidated in a multi-district litigation in the SDNY.

Defendants moved to dismiss the putative class and individual actions, and the SDNY granted in part and denied in part these motions.

In February 2019, class plaintiffs in the consolidated multi-district litigation filed a motion for class certification. In March 2019, class plaintiffs filed a fourth amended consolidated class action complaint. In January 2022, Credit Suisse entered into an agreement to settle all class action claims. The settlement remains subject to court approval. In December 2023, the SDNY denied the motion for class certification. In January 2024, class plaintiffs filed a petition for leave to appeal the denial of class certification.

Credit default swaps litigation. In June 2017, Credit Suisse Group AG and affiliates, including the Company, along with other financial institutions, were named in a civil action filed in the SDNY by Tera Group, Inc. and related entities (Tera), alleging violations of antitrust law in connection with the allegation that CDS dealers conspired to block Tera's electronic CDS trading platform from successfully entering the market. In July 2019, the SDNY granted in part and denied in part defendants' motion to dismiss. In January 2020, plaintiffs filed an amended complaint. In April 2020, defendants filed a motion to dismiss. In August 2023, the court granted the motion, dismissing all claims with prejudice. Plaintiffs have appealed.

Stock loan litigation. Credit Suisse Group AG and certain of its affiliates, including the Company as well as other financial institutions, were originally named in a number of civil lawsuits in the SDNY, certain of which are brought by class action plaintiffs alleging that the defendants conspired to keep stock-loan trading in an over-the-counter market and collectively boycotted certain trading platforms that sought to enter the market, and certain of which are brought by trading platforms that sought to enter the market alleging that the defendants collectively boycotted the platforms. In January 2022, Credit Suisse entered into an agreement to settle all class action claims. In February 2022, the court entered an order granting preliminary approval to the agreement to settle all class action claims. The settlement remains subject to final court approval.

In October 2021, in a consolidated civil litigation brought in the SDNY by entities that developed a trading platform for stock loans that sought to enter the market, alleging that the defendants collectively boycotted the platform, the court granted defendants' motion to dismiss. In October 2021, plaintiffs filed a notice of appeal. In March 2023, the Second Circuit affirmed the decision granting defendants' motion to dismiss.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

Odd-lot corporate bond litigation. In April 2020, the Company and other financial institutions were named in a putative class action complaint filed in the SDNY, alleging a conspiracy among the financial institutions to boycott electronic trading platforms and fix prices in the secondary market for odd-lot corporate bonds. In October 2021, the SDNY granted defendants' motion to dismiss. Plaintiffs have appealed.

Bank loan litigation

The Company and certain of its affiliates are the subject of certain litigation relating to certain real estate developments including Yellowstone Club and Lake Las Vegas as well as other similar real estate developments. Credit Suisse defendants in these matters arranged, and acted as the agent bank for, syndicated loans provided to borrowers affiliated with such real estate developments, and who have since gone through bankruptcy or foreclosure. Such litigation includes two cases brought in Texas and New York state courts by entities related to Highland Capital Management LP (Highland). In the case in Texas state court, a jury trial was held in December 2014 and a verdict was issued for plaintiff on its claim for fraudulent inducement by affirmative misrepresentation, but the jury rejected its claim that the Company and an affiliate had committed fraudulent inducement by omission. The Texas judge held a bench trial on Highland's remaining claims in May and June 2015, and entered judgment in the amount of $287 million (including prejudgment interest) for plaintiff on September 4, 2015. Both parties appealed and on February 21, 2018, the appeals court affirmed the lower court's decision. On April 24, 2020, the Texas Supreme Court issued a ruling reversing a portion of the trial court's September 4, 2015 judgment related to the bench trial, thereby dismissing plaintiff's breach of contract, breach of the implied duty of good faith and fair dealing, aiding and abetting fraud, and civil conspiracy claims, including damages of approximately $212 million, exclusive of interest, but left standing the separate December 2014 jury verdict for plaintiff on its claims for fraudulent inducement by affirmative misrepresentation. The Texas Supreme Court subsequently remanded the case back to the trial court for further proceedings related to the calculation of damages and interest. On June 25, 2021, the trial court entered a new judgment, which awarded plaintiff a total of approximately $121 million. The Company and its affiliates appealed the judgment. On February 14, 2023 the appeals court issued a ruling, reversing in favor of the Company a portion of the trial court's June 25, 2021 judgment related to secondary market purchases, concluding in favor of the Company that the trial court erred by failing to apply certain settlement credits to the December 2014 jury award amount and remanding the case to the trial court to consider the amount of prejudgment interest owed to Highland. Highland filed a petition requesting permission to file a further appeal to the Texas Supreme Court, and the Company filed a cross-petition. The Texas Supreme Court denied both petitions.

In the case in New York state court, the court granted in part and denied in part the Company and certain of its affiliates' summary judgment motion. Both parties appealed that decision, but the appellate court affirmed the decision in full. The case is currently in discovery.

CREDIT SUISSE SECURITIES (USA) LLC
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
Notes to Statement of Financial Condition
December 31, 2023

21. Legal Proceedings

Archegos

Credit Suisse has received requests for documents and information in connection with inquiries, investigations and/or actions relating to Credit Suisse's relationship with Archegos Capital Management (Archegos), including from the Swiss Financial Market Supervisory Authority (FINMA) (assisted by a third party appointed by FINMA), the DOJ, the SEC, the US Federal Reserve, the CFTC, the US Senate Banking Committee, the Prudential Regulation Authority (PRA), the Financial Conduct Authority (FCA), the Competition Commission (COMCO), the Hong Kong Competition Commission and other regulatory and governmental agencies. Credit Suisse is cooperating with the authorities in these matters.

In July 2023, the US Federal Reserve and the PRA announced resolutions of their investigations of Credit Suisse's relationship with Archegos. UBS Group AG, Credit Suisse AG, Credit Suisse Holdings (USA) Inc., and Credit Suisse AG, New York Branch entered into an Order to Cease and Desist with the Board of Governors of the Federal Reserve System. Under the terms of the order, Credit Suisse paid a civil money penalty of $269 million and agreed to undertake certain remedial measures relating to counterparty credit risk management, liquidity risk management and non-financial risk management, as well as enhancements to board oversight and governance.

Credit Suisse International (CSI) and Credit Suisse Securities (Europe) Limited (CSSEL) entered into a settlement agreement with the PRA providing for the resolution of the PRA's investigation, following which the PRA published a Final Notice imposing a financial penalty of £87 million on CSI and CSSEL for breaches of various of the PRA's Fundamental Rules. The Company paid 50% of the penalties imposed by the Fed and PRA.

FINMA also entered a decree dated July 14, 2023 announcing the conclusion of its enforcement proceeding, finding that Credit Suisse had seriously violated financial market law in connection with its business relationship with Archegos and ordering remedial measures directed at Credit Suisse AG and UBS Group AG, as the legal successor to Credit Suisse Group AG. These include a requirement that UBS Group AG apply its restrictions on its own positions relating to individual clients throughout the financial group, as well as adjustments to the compensation system of the entire financial group to provide for bonus allocation criteria that take into account risk appetite. FINMA also announced it has opened enforcement proceedings against a former Credit Suisse manager in connection with this matter.

Civil actions relating to Credit Suisse's relationship with Archegos have been filed against Credit Suisse and/or certain officers and directors, including claims for breaches of fiduciary duties.

22. Subsequent Events

The Company has evaluated the potential for subsequent events from December 31, 2023 through the date of issuance of the financial statements on February 29, 2024. It was determined that there were no other material events or transactions other than the below that would require recognition or disclosure in the statement of financial condition.

In January 2024, a return of capital of $1,980 million was paid to CS USA and $20 million was paid to CS Group Finance (US) LLC.